Southwestern Energy Company
10000 Energy Drive Spring, Texas 77389

August 25, 2015

Securities and Exchange Commission
ATTN: Filing Desk, Stop 1-4
450 Fifth Street, N. W.
Washington, DC 20549-1004

Ladies and Gentlemen:

Pursuant to regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Southwestern Energy Company is Form 8-K/A dated December 19, 2014.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Kind Regards,

/s/JOSH C. ANDERS
Vice President and Controller